Via EDGAR

September 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Cottonwood Communities, Inc. (the “Company”)

Request to Withdraw Post-Effective Amendment no. 6 to

Registration Statement on Form S-11

File No. 333-215272

Dear Ms. Martin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cottonwood Communities, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 6 to its Registration Statement on Form S-11 (File No. 333-215272), filed by the Company with the Commission on August 2, 2021 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn at the request of the Staff of the Commission. The Company confirms that no securities have been issued pursuant to the Post-Effective Amendment.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Post-Effective Amendment be issued by the Commission. Please contact Laura Sirianni of DLA Piper LLP (US) at (919) 786-2025 if you have any questions.

Sincerely,

/s/ Enzio Cassinis

Enzio Cassinis
President

cc:	Laura Sirianni

DLA Piper LLP (US)